UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ChampionX Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-38441
(State or other jurisdiction of incorporation)	(Commission file number)

2445 Technology Forest Blvd Building 4, 12th Floor The Woodlands, Texas	77381
(Address of principal executive offices)	(Zip Code)

Julia Wright, (281) 403-5772
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

ChampionX Corporation (together with its consolidated subsidiaries, “ChampionX,” “we” or “us”) manufactures and contracts to manufacture products that contain gold, as well as columbite-tantalite (coltan), cassiterite and wolframite and their respective derivatives tantalum, tin and tungsten (collectively, the “Covered Minerals”). ChampionX is committed to sourcing components and materials from companies that share our values regarding human rights and social responsibility.
ChampionX manufactures and contracts to manufacture products for which Covered Minerals are necessary to the functionality or production (“Covered Products”).

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 and the directions from the Securities and Exchange Commission, ChampionX has filed this Specialized Disclosure Form. This report is posted to our website at www.investors.championx.com. In accordance with the rules of the Securities and Exchange Commission, this Specialized Disclosure Form excludes RMSpumptools Limited, which was acquired by ChampionX in a business combination on July 8, 2024.

In 2024, ChampionX performed a good faith reasonable country of origin inquiry (“RCOI”) to determine whether any Covered Minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Country”) as those terms are defined in paragraph (d)(1) of Item 1.01 of Form SD.

We initiated our RCOI process by determining, based on a review and analysis of our supplier base, specific suppliers that we determined might have provided materials or components containing Covered Minerals necessary to the functionality or production of the Covered Products. These suppliers were requested to provide information regarding the presence and sourcing of Covered Minerals used in the materials supplied to us.

Based on the information obtained in our RCOI process, ChampionX believes that many of the Covered Minerals contained in our products did not originate in a Covered Country or originated in a Covered Country through smelters who successfully completed a third-party assessment for compliance with protocols for conflict-free sourcing. However, we are unable to conclude whether the Covered Products contain Covered Minerals which may have originated from a Covered Country in circumstances that support armed groups in the region.

Item 1.02 Exhibit
Not required

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ChampionX Corporation

Date: April 1, 2025	By:	/s/ JULIA WRIGHT
Julia Wright
Senior Vice President, General Counsel and Secretary